SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Chefs’ Warehouse, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

163086101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No. 163086101	Page 2 of 5 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John Pappas
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 2,085,115
	6	Shared voting power N/A
	7	Sole dispositive power 2,085,115
	8	Shared dispositive power N/A
9	Aggregate amount beneficially owned by each reporting person 2,085,115
10	Check if the aggregate amount in Row (9) excludes certain shares* (a) ☐
11	Percent of class represented by amount in Row 9 8.3%
12	Type of reporting person* IN

13G/A

CUSIP No. 163086101	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:	The Chefs’ Warehouse, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:	100 East Ridge Road Ridgefield, CT 06877

Item 2(a).	Name of Person Filing:	See Item 1 of page 2

Item 2(b).	Address of Principal Business Office or, if none, Residence:	c/o The Chefs’ Warehouse, Inc. 100 East Ridge Road Ridgefield, CT 06877

Item 2(c).	Organization/Citizenship:	See Item 4 of page 2

Item 2(d).	Title of Class Of Securities:	Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:	163086101

Item 3.	Inapplicable.

Item 4.	Ownership.

Person	Total Shares of Common Stock Beneficially Owned(1)	Percent of Class(2)	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
John Pappas	2,085,115	8.3%	2,085,115	—	2,085,115	—

(1)	Does not include 620,000 shares of Common Stock held by irrevocable trusts for the benefit of the reporting person’s children. Each of these trusts has an independent trustee and is irrevocable, and pursuant to the terms of each trust agreement no part of the trust estate may ever revert to the reporting person, be used for the reporting person’s benefit or be distributed in the discharge of the reporting person’s legal obligations. The reporting person does have the power under the trust agreements acting in a nonfiduciary capacity to acquire any assets of the trusts by substituting property of an equivalent value but has no current intention to do so. The reporting person disclaims beneficial ownership of the shares of Common Stock held in the trusts to the extent that he would be deemed to beneficially own such shares.
(2)	Based on 25,030,717 shares of Common Stock outstanding as of December 31, 2013.

13G/A

CUSIP No. 163086101	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

Inapplicable

13G/A

CUSIP No. 163086101	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
Date

/s/ John Pappas
(Signature)

John Pappas
(Name/Title)